Exhibit 99.1

EHang Appoints KPMG Huazhen LLP as its Independent Registered Public Accounting Firm

Guangzhou, August 20, 2026 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading advanced air mobility (“AAM”) technology platform company, today announced the dismissal of PricewaterhouseCoopers Zhong Tian LLP (“PwC”) and the engagement of KPMG Huazhen LLP (“KPMG”) as the Company’s independent registered public accounting firm to audit the consolidated financial statements of the Company for the fiscal year ending December 31, 2026 and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2026, effective August 19, 2026.

The report of PwC on the Company’s consolidated financial statements for the years ended December 31, 2024 and 2025 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2024 and 2025, and the subsequent period through July 13, 2026, the date on which the Company informed PwC of its intent to dismiss PwC, there were (i) no disagreements (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of disagreements in PwC’s report on the Company’s consolidated financial statements for such years, and (ii) no reportable events (as that term is defined in Item 16F(a)(1)(v) of Form 20-F), other than the material weakness as disclosed in Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, as filed on May 15, 2026.

About EHang

EHang (Nasdaq: EH) is the world’s leading advanced air mobility (“AAM”) technology platform company, committed to making safe, autonomous, and eco-friendly air mobility accessible to everyone. The company develops and manufactures a diversified portfolio of pilotless electric vertical take-off and landing (“eVTOL”) aircraft for a wide range of use cases, including aerial tourism, intra-city transport, intercity travel, logistics and emergency firefighting. Its flagship model, EH216-S, has obtained the world’s first type certificate, production certificate and standard airworthiness certificate for pilotless eVTOL issued by the Civil Aviation Administration of China, and is now commercially operated under the country’s first Air Operator Certificates for human-carrying eVTOL services. Complementing this, EHang’s VT35 expands its reach into long-range and intercity scenarios, supporting the development of a multi-tiered low-altitude mobility network. By integrating advanced autonomous technologies with scalable operational infrastructure, EHang is redefining how people and goods move—across cities, regions, and natural barriers—shaping the future of air mobility. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of AAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com